SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                      Doskocil Companies Incorporated
                             (Name of Issuer)

                 Common Stock, Par Value $ .01 Per Share
                      (Title of Class of Securities)

                                 258486109
                              (CUSIP Number)

                             W. Robert Cotham
           201 Main Street, Suite 2600, Fort Worth, Texas  76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             October 25, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 823,190, which constitutes approximately 6.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,451,168 shares outstanding.

1.   Name of Reporting Person:

     The Airlie Group L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds:  00, WC (See Item 3)

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 802,241 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 802,241 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     802,241

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  6.4%

14.  Type of Reporting Person: PN

_ _ _ _ _ _ _ _
(1)  Power is exercised through its sole general partner, EBD L.P.

1.   Name of Reporting Person:

     EBD L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 802,241 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 802,241 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     802,241 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  6.4%

14.  Type of Reporting Person: PN

_ _ _ _ _ _ _ _
(1) Power is exercised through its two general partners, TMT-FW, Inc. and Dort A. Cameron III.
(2) Solely in its capacity as the sole general partner of The Airlie Group L.P.

1.   Name of Reporting Person:

     Dort A. Cameron III

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6. Citizenship or Place of Organization: Dort A. Cameron III is a citizen of the United States of America

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 802,241 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 802,241 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     802,241 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  6.4%

14.  Type of Reporting Person:  IN

_ _ _ _ _ _ _ _
(1)  Solely in his capacity as one of two general partners of EBD L.P.

1.   Name of Reporting Person:

     TMT-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  802,241 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 802,241 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     802,241 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  6.4%

14.  Type of Reporting Person: CO

_ _ _ _ _ _ _ _
(1)  Power is exercised through its President, Thomas M. Taylor.
(2)  Solely in its capacity as one of two general partners of EBD L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6. Citizenship or Place of Organization: Thomas M. Taylor is a citizen of the United States of America

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 802,241 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With           10.  Shared Dispositive Power: 802,241 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     802,241 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  6.4%

14.  Type of Reporting Person:  IN

_ _ _ _ _ _ _ _
(1)  Solely in his capacity as President of TMT-FW, Inc.

1.   Name of Reporting Person:

     Lee M. Bass, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds:  00 (See Item 3)

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,983 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,983

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1%

14.  Type of Reporting Person:   CO

_ _ _ _ _ _ _ _
(1)  Power is exercised through its President, Lee M. Bass.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America

               7.   Sole Voting Power:  6,983 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  6,983 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,983 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1%

14.  Type of Reporting Person:    IN

_ _ _ _ _ _ _ _
(1)  Solely in his capacity as President of Lee M. Bass, Inc.

1.   Name of Reporting Person:

     Sid R. Bass, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds:   00 (See Item 3)

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization:  Texas

               7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,983 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,983

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1%

14.  Type of Reporting Person:  CO

_ _ _ _ _ _ _ _
(1)  Power is exercised through its Chairman, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /
3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization:
     Sid R. Bass is a citizen of the United States of America

               7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,983 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,983 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1%

14.  Type of Reporting Person: IN

_ _ _ _ _ _ _ _
(1)  Solely in his capacity as Chairman of Sid R. Bass, Inc.

1.   Name of Reporting Person:

     Thru Line Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds:   00 (See Item 3)

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization:  Texas

               7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  6,983 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,983

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1%

14.  Type of Reporting Person:   CO

_ _ _ _ _ _ _ _
(1)  Power is exercised through its President, E.P. Bass.

1.   Name of Reporting Person:

     E.P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                         (a) /   /

                                                         (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.   Citizenship or Place of Organization:

     E.P. Bass is a citizen of the United States of America

               7.   Sole Voting Power:  6,983 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  6,983 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,983 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1%

14.  Type of Reporting Person:  IN

_ _ _ _ _ _ _ _
(1)  Solely in his capacity as President of Thru Line Inc.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 8, 1991, as amended by Amendment No. 1 dated April 2, 1993 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Doskocil Companies Incorporated. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to such securities.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $0.01 per share (the "Stock"), of Doskocil Companies Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 2601 Northwest Expressway, Oklahoma City, Oklahoma 73112.

Item 2.  Identity and Background.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Airlie Group L.P., a Delaware limited partnership ("TAG"), EBD L.P., a Delaware limited partnership ("EBD"), Dort A. Cameron III ("DAC"), TMT-FW, Inc., a Texas corporation ("TMT-FW"), Thomas M. Taylor ("TMT"), Lee
M. Bass, Inc., a Texas corporation ("LMB, Inc."), Lee M. Bass ("LMB"), Sid R. Bass, Inc., a Texas corporation ("SRB, Inc."), Sid R. Bass ("SRB"), Thru Line Inc., a Texas corporation ("TLI"), and E. P. Bass ("EPB"). TAG, EBD, DAC, TMT-FW, TMT, LMB, Inc., LMB, SRB, Inc., SRB, TLI and EPB are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     TAG

     TAG is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TAG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to EBD, the sole general partner of TAG, is set forth below.

     EBD

     EBD is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to DAC and TMT-FW, the two general partners of EBD, is set forth below.

     DAC

     DAC's principal occupation or employment is serving as one of two general partners of EBD. DAC's business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

     TMT-FW

     TMT-FW is a Texas corporation, the principal business of which is serving as one of two general partners of EBD. The principal business address of TMT-FW, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TMT-FW are as follows:

                    RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME          BUSINESS ADDRESS             OR EMPLOYMENT

Thomas M. Taylor   201 Main Street          President of Thomas
                   Suite 3200                 M. Taylor & Co.
                   Fort Worth, Texas 76102    ("Taylor & Co.")

W. R. Cotham       201 Main Street          Vice President/
                   Suite 2600                 Controller of
                   Fort Worth, Texas 76102    Bass Enterprises
                                              Production Co.
                                              ("BEPCO")

     Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TMT

     See answers above.

     LMB, Inc.

     LMB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and present principal occupation or employment of each director and executive officer of LMB, Inc. are as follows:

                         RESIDENCE OR             PRINCIPAL OCCUPATION
     NAME               BUSINESS ADDRESS             OR EMPLOYMENT

Lee M. Bass        201 Main Street           Chairman of the Board
                   Suite 3200                and Chief Executive
                   Fort Worth, Texas 76102   Officer of LMB, Inc.

W. R. Cotham       See answer above.         See answer above.

Perry R. Bass      201 Main Street           President of Perry R.
                   Suite 3200                Bass, Inc. ("PRB,
                   Fort Worth, Texas 76102   Inc.")

Sid R. Bass        201 Main Street           Chairman of the Board
                   Suite 3200                and Chief Executive
                   Fort Worth, Texas 76102   Officer of SRB, Inc.

    PRB, Inc. is a Texas corporation, the principal business of which is the ownership of oil and gas properties, ranching, investing in marketable securities and real estate investment. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    LMB

    See answers above.

    SRB, Inc.

    SRB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and present principal occupation or employment of each director or executive officer of SRB, Inc. are as follows:

                     RESIDENCE OR         PRINCIPAL OCCUPATION
    NAME           BUSINESS ADDRESS          OR EMPLOYMENT

Sid R. Bass        See answer above.      See answer above.

W. R. Cotham       See answer above.      See answer above.

Perry R. Bass      See answer above.      See answer above.

Lee M. Bass        See answer above.      See answer above.

    SRB

    See answers above.

    TLI

    TLI is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants (through various partnerships), ranching, investing in marketable securities and real estate investment and development. The principal business address of TLI, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, business or residence address, and present principal occupation or employment of each director or executive officer of TLI are as follows:

                     RESIDENCE OR         PRINCIPAL OCCUPATION
    NAME           BUSINESS ADDRESS          OR EMPLOYMENT

E. P. Bass         201 Main Street        President of TLI
                   Suite 3100
                   Fort Worth, Texas 76102

W. R. Cotham       See answer above.      See answer above.

    EPB

    See answers above.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or person identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    As more fully set forth in Item 5(c) herein, 782,510 of the shares of the Stock reported herein represent shares that the Reporting Persons received pursuant to the Plan of Reorganization that became effective on October 31, 1991. 761,561 shares of such shares are beneficially owned by TAG and represent the number of shares that TAG received pursuant to the Plan of Reorganization in respect of the $24,400,573 in face amount of Senior Subordinated Increasing Rate Guaranteed Notes due October 15, 1991 of the Issuer owned by TAG at the time of the reorganization. The 6,983 shares of the Stock reported herein as being owned by each of LMB, Inc., SRB, Inc. and TLI, respectively, represent the shares that each such Reporting Person received pursuant to the Plan of Reorganization in respect of each such Reporting Person's ownership of 131,375 shares of the old common stock, par value $.40 per share, of the Issuer.

    In addition, TAG used $401,715 of Working Capital to purchase 40,680 shares of the Stock in open market transactions. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such businesses in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  Purpose of Transaction.

    The Reporting Persons acquired the shares of the Stock reported herein for investment purposes.

    Depending on market conditions and other factors that each Reporting Person may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

    Paragraphs (a) and (b) of Item 5 hereby are amended in their entireties to read as follows:

    (a)

    TAG

    The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 802,241, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    EBD

    Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 802,241 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    DAC

    Because of his position as one of two general partners of EBD, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 802,241 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    TMT-FW

    Because of its position as one of two general partners of EBD, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 802,241 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    TMT

    In his capacity as President and sole director of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 802,241 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    LMB, Inc.

    The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,983, which constitutes less than 0.1% of the outstanding shares of the Stock.

    LMB

    In his capacity as the President of LMB, Inc., LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,983 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    SRB, Inc.

    The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,983, which constitutes less than 0.1% of the outstanding shares of the Stock.

    SRB

    In his capacities as Chairman of the Board and Chief Executive Officer of SRB, Inc., SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,983 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    TLI

    The aggregate number of shares of the Stock that TLI owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,983, which constitutes less than 0.1% of the outstanding shares of the Stock.

    EPB

    In his capacity as the President of TLI, EPB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,983 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    (b)

    TAG

    Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 802,241 shares of the Stock.

    EBD

    In its capacity as the sole general partner of TAG, and acting through its general partners, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 802,241 shares of the Stock.

    DAC

    In his capacity as one of two general partners of EBD, DAC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 802,241 shares of the Stock.

    TMT-FW

    In its capacity as one of two general partners of EBD, and acting through its President and sole director, TMT-FW has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 802,241 shares of the Stock.

    TMT

    In his capacity as the President and sole director of TMT-FW, TMT has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 802,241 shares of the Stock.

    LMB, Inc.

    Acting through its President, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    LMB

    In his capacity as the President of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    SRB, Inc.

    Acting through its Chairman of the Board and Chief Executive
Officer, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    SRB

    In his capacity as the Chairman of the Board and Chief Executive Officer of SRB, Inc., SRB the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    TLI

    Acting through its President, TLI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    EPB

    In his capacity as the President of TLI, EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    (c)

    Pursuant to the Plan of Reorganization that became effective on October 31, 1991, the Issuer issued approximately 5,790,000 shares of the Stock to specified classes of creditors of the Issuer and to holders of the old (prereorganization) equity securities of the Issuer. The Plan of Reorganization provided that as soon as practicable after the effective date of the Plan of Reorganization, the Issuer or its agent would make an initial distribution of shares of the Stock. The Issuer indicated that the initial distribution would take up to 90 to 120 days after the effective date of the Plan of Reorganization to complete.

    Contemporaneously with the initial distribution of shares of the Stock provided for in the Plan of Reorganization, the Issuer or its disbursing agent was to withhold an unspecified number of shares from the initial distribution to be placed in the disputed claims reserve for each of Classes 6 through 18, inclusive, as defined in the Plan of Reorganization.

    The Disclosure Statement accompanying the Plan of Reorganization stated that, because of the number and amount of the disputed claims that must be resolved or estimated prior to any distribution under the Plan of Reorganization, there could be substantial delays in making distributions of shares of the Stock pending the resolution or litigation of disputed, contingent or unliquidated claims.

RECENT TRANSACTIONS. On October 7, 1994, TAG, SRB, Inc, LMB, Inc. and TLI each received transferable rights of the Issuer by means of a rights offering by the Issuer, in which holders of record of the Stock on September 29, 1994 received pro-rata .68 transferable rights per share of the Issuer's Common Stock. Such Reporting Persons subsequently sold some of their rights in over-the-counter transactions on NASDAQ as set forth below:

                                   NO. OF RIGHTS       PRICE PER
REPORTING PERSON      DATE             SOLD              RIGHT

TAG                 10/07/94          24,400             $0.0313
LMB Inc.            10/07/94             200             $0.0313
SRB Inc.            10/07/94             200             $0.0313
TLI                 10/07/94             200             $0.0313
TAG                 10/10/94          24,400             $0.0313
LMB Inc.            10/10/94             200             $0.0313
SRB Inc.            10/10/94             200             $0.0313
TLI                 10/10/94             200             $0.0313
TAG                 10/11/94          24,400             $0.0313
LMB Inc.            10/11/94             200             $0.0313
SRB Inc.            10/11/94             200             $0.0313
TLI                 10/11/94             200             $0.0313
TAG                 10/12/94          97,600             $0.0156
LMB Inc.            10/12/94             800             $0.0156
SRB Inc.            10/12/94             800             $0.0156
TLI                 10/12/94             800             $0.0156
TAG                 10/13/94          14,650             $0.0469
LMB Inc.            10/13/94             115             $0.0469
SRB Inc.            10/13/94             120             $0.0469
TLI                 10/13/94             115             $0.0469
TAG                 10/18/94           9,700             $0.0310
LMB Inc.            10/18/94             100             $0.0313
SRB Inc.            10/18/94             100             $0.0313
TLI                 10/18/94             100             $0.0313

    In addition, on October 19, 1994, TAG tendered the remaining
350,374 of its rights pursuant to a provision of the offering for sale to the rights agent thereunder. The price to be received by TAG for such rights has not yet been determined.

    Except as set forth herein, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph
(a) has effected any transactions in shares of the Stock during the past sixty (60) days.

    (d) No persons other than the Reporting Persons have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

    (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    On March 22, 1993, TAG entered into a Stockholders Agreement (the "Stockholders Agreement") with the Issuer pursuant to which, until March 22, 1995, TAG is subject to certain restrictions on its ability to sell or otherwise transfer securities of the Issuer or to purchase additional securities of the Issuer. In addition, since March 22, 1994, TAG has had certain piggyback registration rights granting it the right to include its shares of the Stock if the Issuer files a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and after March 22, 1995, TAG will have the right to demand, subject to certain limitations, that the Issuer file a registration statement under the Securities Act to register the Stock owned by TAG. The Issuer will not be obligated to effect more than one such demand registration. The Stockholders Agreement also provides that, so long as TAG remains a holder of at least 5% of the outstanding Stock, TAG is entitled to designate for nomination to the Issuer's Board of Directors one person who is mutually acceptable to both a majority of the directors who are designees of Joseph Littlejohn & Levy Fund, L.P. ("JLL") and a majority who are not JLL designees, except that the initial designee was required to be DAC (who was a member of the incumbent Board of Directors at that time). The Issuer is required to nominate and use its best efforts to cause TAG's nominee to be elected to the Board of Directors, and TAG is required to vote all its voting securities in favor of any slate of directors nominated by the Board of Directors in accordance with the Stockholders Agreement.

    On March 23, 1993, TAG also entered into an Agreement (the "Agreement") with the Issuer and JLL pursuant to which, among other things, TAG has the right, until March 22, 1995 and so long as it owns at least 5% of the outstanding Stock, to sell an amount of the Stock currently held by it to any purchaser to which JLL sells its shares. Any such "take-along" sale is required to be on the same terms as the JLL sale, and the number of shares sold will be in proportion to the number of shares sold by JLL.

    The foregoing summaries of the Stockholders Agreement and the Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the forms of such agreements attached hereto as Exhibits B and C, respectively.

    Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(l)(iii).

    Exhibit B -- Stockholders Agreement between The Airlie Group L.P. and Doskocil Companies Incorporated dated March 22, 1993.

    Exhibit C -- Agreement between The Airlie Group L.P., Doskocil Companies Incorporated and Joseph Littlejohn & Levy Fund, L.P. dated March 22, 1993.

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

    Dated:  October 28, 1994

                             /s/ W. R. Cotham
                             W. R. Cotham

                             Attorney-in-Fact for:
                               LEE M. BASS (1)
                               DORT A. CAMERON III (2)
                               THOMAS M. TAYLOR (3)
                               SID R. BASS (4)
                               E. P. BASS (5)

                             Vice President of:
                               LEE M. BASS, INC.
                               SID R. BASS, INC.
                               THRU LINE INC.
                               TMT-FW, INC.


                             THE AIRLIE GROUP L.P.,
                             a Delaware limited partnership

                             By: EBD L.P.,
                                 a Delaware limited partnership,
                                 General Partner

                               By: TMT-FW, INC.,
                                   a Texas corporation,
                                   General Partner

                                 By: /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Vice President


                             EBD L.P.,
                             a Delaware limited partnership

                             By: TMT-FW, INC.,
                                 a Texas corporation,
                                 General Partner


                                By: /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III, previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of E. P. Bass previously has been filed with the Securities and Exchange Commission.

                           EXHIBIT INDEX

Exhibit                  Description

   99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith

   B             Stockholders Agreement between The Airlie Group L.P.
                 and Doskocil Companies Incorporated dated March 22, 1993, previously filed with Amendment No. 1 to the
                 Schedule 13D

   C             Agreement among The Airlie Group L.P., Doskocil
                 Companies Incorporated and Joseph Littlejohn & Levy Fund, L.P., previously filed with Amendment No. 1 to the Schedule 13D